August 15, 2006
VIA EDGAR and FEDEX
Mr. Timothy A. Geishecker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Re:	ACE Cash Express, Inc. Schedule 13E-3 File Number: 005-53599; Schedule 14A File Number: 000-20774
Dear Mr. Geishecker:
     On behalf of ACE Cash Express, Inc. (the “Company”), we are hereby filing Amendment No. 1 to each of the Company’s above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Schedule 14A (the “Schedule 14A”) (as amended, the “Amendments”) which were filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2006. For your convenience we have enclosed a courtesy package which includes five copies of the Amendments, three of which have been marked to show changes from the respective original filing.
     The Amendments have been revised to reflect the Company’s responses to the comments received by facsimile on August 8, 2006 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.
Schedule 13E-3
General
1.	Please include page numbers on the Schedule 13E-3 when you file. We have used page numbers generated by EDGAR.

Response: In response to the Staff’s comment, the Company advises the Staff that it has included page numbers in Amendment No. 1 to Schedule 13E-3.

2.	We note at page 31 of the proxy statement that Ace Acquisition Corp. has opined on the purposes and reasons for the merger. Revise to add Ace Acquisition Corporation as a filing person on the cover page of Schedule 13E-3 and have them sign the Schedule 13E-3, or advise.

August 15, 2006

Response: In response to the Staff’s comment, the Company advises the Staff that Ace Acquisition Corp. has been added as a filing person to the Schedule 13E-3 and Ace Acquisition Corp. has signed Amendment No. 1 to Schedule 13E-3.

3.	Revise to add Mr. Shipowitz as a filing person on the cover page of Schedule 13E-3 and have him sign the Schedule 13E-3.

Response: In response to the Staff’s comment, the Company advises the Staff that Jay B. Shipowitz has been added as a filing person to the Schedule 13E-3 and Mr. Shipowitz has signed Amendment No. 1 to Schedule 13E-3.
Item 1. Summary Term Sheet, page 4
4.	Please refrain from repeating text verbatim as this section serves as a summary of other sections in the document. For example, the sections discussing the conditions to the merger and no solicitation on page 7 and the termination of the merger agreement on page 9 largely duplicate related disclosure subsequently in the document. Please revise to summarize these sections.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosures in the Summary Term Sheet in Amendment No. 1 to Schedule 14A as requested.
Item 2. Subject Company Information, page 4
5.	Item 2 and corresponding Item 1002(b) of Regulation M-A requires you to state the exact title of the shares. Please revise accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 13E-3 as requested.
Item 7. Purposes, Alternatives, Reasons and Effects, page 6
6.	You state that you disclose the alternatives in the section discussing the merger agreement; however, it appears your alternatives are contained in the section on special factors. Please revise Item 7 accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 13E-3 to provide the correct cross-reference.
7.	We note your response regarding the alternatives on pages 22 and 28; however, we did not find a complete explanation of their rejections. Please revise to expand the explanation of the reasons for your rejection or direct us to where we can find this in the Schedule 14A.

Response: In response to the Staff’s comment, the Company respectfully submits that it has provided disclosure as to why the Company’s board of directors (the “Board”) did not pursue less favorable alternatives. Specifically, the Board had determined that the merger would be more favorable to unaffiliated shareholders than any other alternative reasonably available to the Company or its unaffiliated shareholders. The Company directs the Staff to the fifth, ninth and

August 15, 2006

tenth bullets on page 27 of Amendment No. 1 to Schedule 14A for examples of this disclosure.

8.	Please revise to explain why the transaction is being undertaken at this time as opposed to any other time in the Company’s operating history, or specifically identify where in the filing you have addressed this point in accordance with Item 7 of Schedule 13E-3 and corresponding Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company respectfully submits that it has provided disclosure in accordance with Item 7 of Schedule 13E-3 on page 20 of the Schedule 14A (now found on page 18 of Amendment No. 1 to Schedule 14A). The reasons acquirers were sought at this time are found in the first four paragraphs of the section entitled “SPECIAL FACTORS — Background of the Merger.”

9.	We note the disclosure under the title “Certain Effects of the Merger” that following the closing of the merger, the entire interest in ACE’s net book value and net earnings will be held by Ace Holdings. Revise to express each of the affiliate’s interest in net book value and net earnings in both dollar amounts and percentages before the transaction is consummated and after giving effect to the transaction. See Instruction 3 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure on page 36 of Amendment No. 1 to Schedule 14A as requested.
Item 8. Fairness of the Transaction, page 6
10.	Revise the fairness determinations made by each of the filing persons to expressly address the fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A. As indicated in the Mergers and Acquisitions section of our Current Issues and Rulemaking Outline publicly available on our website, www.SEC.gov, officers and directors of an issuer that is going private are generally deemed to be affiliates of the issuer. The current fairness determinations, as a result of this interpretation, are still being directed to security holders who are affiliates of the issuer.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure throughout Amendment No. 1 to Schedule 14A as requested.

11.	In addition to producing a fairness determination with respect to whether or not the proposed transaction is procedurally and substantively fair to unaffiliated security holders, each filing person must produce an analysis in support of their determination. Please revise to expressly indicate the factors upon which each filing person relied in making its fairness determination. To the extent that one filing person intends to rely upon the analysis of another party instead of producing its own independent analysis in support of its fairness determination, the filing party must explicitly adopt that party’s analysis assuming such analysis appropriately address the factors which Item 1014 requires, at a minimum, be addressed. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

Response: In response to the Staff’s comment, the Company respectfully submits that the disclosure included in the Schedule 14A includes an analysis in support of each filing person’s determination that the transaction is procedurally and substantially fair to the unaffiliated shareholders. The Company directs the Staff to bullets listed on pages 29-30 of Schedule 14A

August 15, 2006

(now located on pages 26-29 of Amendment No. 1 to Schedule 14A) and pages 36-37 of Schedule 14A (now located on pages 34-36 of Amendment No. 1 to Schedule 14A), which the Company believes complies with the requirements of Item 1014(b) of Regulation M-A and is customary disclosure made in connection with Rule 13e-3 merger transactions.

12.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the Company’s fairness determination. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). For example, what consideration did the board of directors give to going-concern value and liquidation value? Please revise to explicitly address each factor.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 14A as requested.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
13.	We note on page 45 of Schedule 14A that you combine the affiliates into the Investor Group. Please revise to have each affiliate separately state its determination of fairness in accordance with Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 14A as requested.
Item 10. Source and Amounts of Funds or Other Consideration, page 7
14.	We note that you mention a discussion of qualifications of UBS on page 22; however, we did not see a description thereof. Please revise to briefly describe the qualifications of the outside party, UBS, in accordance with Item 9 of Schedule 13E-3 and corresponding Item 1015 of Regulation M-A.

Response: In response to the Staff’s comment, the Company advises the Staff that the disclosure appearing on page 35 of the Schedule 14A states that the ACE special committee selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and in the financial services industry and that UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements. The Company believes that this disclosure as currently reflected in the Schedule 14A addresses the Staff’s comment regarding Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A. Accordingly, the Company respectively advises the Staff that no revisions have been made to the referenced disclosure in this regard.
Item 13. Financial Information
15.	The selected financial information contained in the “IMPORTANT INFORMATION ABOUT ACE” section of the Proxy Statement has been incorporated by reference to satisfy this disclosure requirement. We did not locate, however, the information required by Item

August 15, 2006

1010(c)(2) and much of the information required by Item 1010(c)(1) of Regulation M-A. Please revise to provide complete summarized financial information as required by Instruction 1 to Item 13 Schedule 13E-3, or advise. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 14A to include the financial information requested. With respect to the information required by Item 1010(c)(2) of Regulation M-A, the Company directs the Staff to the basic and diluted earnings per share information for continuing operations and discontinued operations on page 68 of the Schedule 14A (now on page 66 of Amendment No. 1 to Schedule 14A).
Item 15. Additional Information, page 8
16.	Please revise to replace the “(c)” with “(b)” in accordance with the directions to Item 15.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 13E-3 as requested.
Schedule 14A
Recommendations of the Board of Directors and the Special Committee, page 18
17.	We note your indication that you deem eight of the directors on the special committee to be independent and disinterested. Clarify whether you have considered their independence in accordance with the definition used by NASDAQ. See Item 7(d)(2)(ii)(C) of Schedule 14A.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 14A to clarify that members of the special committee are independent, as defined by Nasdaq Marketplace Rules.
Voting, page 19
18.	You indicate that “[a]ll shares of our common stock represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holder.” Please revise to specify what constitutes timely receipt in order for the Proxy Card to be valid.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the referenced disclosure in Amendment No. 1 to Schedule 14A as requested.

August 15, 2006

Solicitation of Proxies, page 20
19.	Please elaborate upon the manner in which proxies may be solicited, pursuant to Item 4(a)(3) of Schedule 14A. Written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c).

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it has described the means in which proxies may be solicited and will include the additional information required by Item 4(a)(3) of Schedule 14A once it has finalized its selection of a proxy solicitor. With respect to written solicitation materials, including scripts, the Company advises the Staff that it will comply with the filing requirements of Rule 14a-6(b) and (c).
Background of Merger, page 20
20.	Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer, constitutes a separate report under Item 1015 of Regulation M-A that must be described in detail in the document and filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, please revise to provide such proposals, including but not limited to, the one submitted by JLL on April 24, 2006 as described on page 23.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that it has complied with Item 1015 of Regulation M-A by the filing of all reports, opinions and appraisals that are materially related to the Rule 13e-3 transaction, all of which have been previously filed with the original Schedule 13E-3. We respectfully submit that the referenced JLL proposal does not qualify as a “report, opinion or appraisal” required to be provided by Item 1015 of Regulation M-A.
Appraisal Rights, page 63
21.	Affirmatively state what provisions the Company has made to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that Texas corporate law does not require, in connection with appraisal proceedings, that shareholders be granted access to corporate files, nor does it require a company to provide counsel or appraisal services at its own expense. The Company respectfully submits that the disclosure in the Schedule 14A is appropriate disclosure as to appraisal rights.

In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure with respect to the filing of the Schedule 13E-3 and Schedule 14A;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

August 15, 2006

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     Please do not hesitate to contact me by telephone at (650) 463-3051 or by fax at (650) 463-2600 with any questions or comments regarding this letter.

Very truly yours,

/s/ Robert W. Phillips
Robert W. Phillips
of LATHAM & WATKINS LLP